Exhibit 99.1

ReNew Announces Results for the Third Quarter

of Fiscal 2026 (Q3 FY26) and Nine Months of Fiscal 2026,

both ended December 31, 2025

February 13, 2026: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q3 FY26 and nine months ended December 31, 2025.

Operating Highlights:

•
As of December 31, 2025, the Company’s portfolio consisted of ~19.2 GWs (including 1.5 GW of BESS), compared to ~17.4 GWs as of December 31, 2024. In addition, the Company has 6.5 GW of solar module manufacturing facilities, a 2.5 GW solar cell manufacturing facility which is operational and a 4 GW solar cell manufacturing facility which is in the process of being built.
•
The Company’s commissioned capacity has increased 7% year-over-year to ~11.4 GWs (+100 MW BESS) as of December 31, 2025. Subsequently, the Company commissioned ~240 MWs, taking the total capacity as on date to ~11.7 GWs (+100 MW BESS).
•
Total Income (or total revenue) for Q3 FY26 was INR 31,372 million (US$ 349 million), compared to INR 21,198 million (US$ 236 million) for Q3 FY25. Net loss for Q3 FY26 was INR 198 million (US$ 2 million) compared to loss of INR 3,879 million (US$ 43 million) for Q3 FY25. Adjusted EBITDA for Q3 FY26 was INR 21,381 million (US$ 238 million), as against INR 13,882 million (US$ 155 million) in Q3 FY25.
•
Total Income (or total revenue) for the first nine months of FY26 was INR 111,087 million (US$ 1,236 million), compared to INR 75,911 million (US$ 845 million) for the first nine months of FY25. Net profit for first nine months of FY26 was INR 9,608 million (US$ 107 million) compared to INR 1,454 million (US$ 16 million) for the first nine months of FY25. Adjusted EBITDA for the first nine months of FY26 was INR 74,840 million (US$ 833 million), against INR 57,070 million (US$ 635 million) for the first nine months of FY25.
•
Revenue from the sale of power for Q3 FY26 was INR 18,290 million (US$ 204 million), compared to INR 14,991 million (US$ 167 million) for Q3 FY25. Revenue from the sale of power for the first nine months of FY26 was INR 69,838 million (US$ 777 million) compared to INR 64,375 million (US$ 717 million) for the first nine months of FY25.
•
Total Income (or total revenue) for Q3 FY26 from external sales of our solar module and cell manufacturing operations was INR 6,663 million (US$ 74 million). Net profit and Adjusted EBITDA for Q3 FY26 from external sales of our solar module and cell manufacturing operations was INR 1,080 million (US$ 12 million) and INR 2,151 million (US$ 24 million) respectively.
•
Total Income (or total revenue) for the first nine months of FY26 includes external sales from our solar module and cell manufacturing operations amounting to INR 30,014 million (US$ 334 million), compared to INR 3,459 million (US$39 million) for the first nine months of FY25. Net profit and Adjusted EBITDA for the first nine months of FY26 from external sales from our solar module and cell manufacturing operations was INR 6,847 million (US$ 76 million) and INR 10,771 million (US$ 120 million) respectively, compared to INR 423 (US$ 5 million) and INR 597 (US$ 7 million) respectively for the first nine months of FY25.

Note: the translation of Indian rupee amounts into U.S. dollars has been made at INR 89.84 to US$ 1.00. See note below for more information.

Key Operating Metrics

In Q3 FY26, we commissioned 288 MWs, which included 238 MWs of wind and 50 MWs of solar capacity. In the first nine months of FY26, we commissioned 1.3 GWs, of which 578 MWs was wind and 751 MWs was solar. Subsequent to the end of the quarter, the Company commissioned ~240 MWs, taking the total commissioned capacity as on date to ~11.7 GWs (+100 MW BESS).

As of December 31, 2025, our total portfolio consisted of ~19.2 GWs (including 1.5 GW of BESS) and commissioned capacity was ~11.4 GWs (+100 MW BESS), of which ~5.5 GWs were wind, ~5.8 GWs were solar and 99 MWs were hydro. Our commissioned capacity increased by 7% year over year, net of the 600 MWs of assets sold in the first nine months of FY26 and 300 MWs sold in Q4 FY25 as part of our capital recycling strategy.

Electricity Sold

Total electricity sold in Q3 FY26 was 5,077 million kWh, an increase of 23.1% over Q3 FY25. Electricity sold in Q3 FY26 from wind assets was 2,178 million kWh, an increase of 52.2% from Q3 FY25. Electricity sold in Q3 FY26 from solar assets was 2,812 million kWh, an increase of 7.9% over Q3 FY25. Electricity sold for Q3 FY26 from hydro assets was 87 million kWh, an increase of 1.2% over Q3 FY25.

Total electricity sold in the first nine months of FY26 was 18,874 million kWh, an increase of 14.0% over the first nine months of FY26. Electricity sold in the first nine months of FY26 from wind assets was 9,901 million kWh, an increase of 17.5% over the first nine months of FY25. Electricity sold in the first nine months of FY26 from solar assets was 8,579 million kWh, an increase of 10.8% over the first nine months of FY25. Electricity sold in the first nine months of FY26 from hydro assets was 394 million kWh, a marginal decrease of 0.3% from the first nine months of FY25.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for Q3 FY26 for wind assets was 18.1%, compared to 13.5% for Q3 FY25. The PLF for Q3 FY26 for solar assets was 20.9%, compared to 21.9% for Q3 FY25.

Our weighted average PLF for the first nine months of FY26 for wind assets was 29.1%, compared to 26.7% for the first nine months of FY25. The PLF for the first nine months of FY26 for solar assets was 21.6%, compared to 23.5% for the first nine months of FY25.

Total Income

Total Income for Q3 FY26 was INR 31,372 million (US$ 349 million), compared to INR 21,198 million (US$ 236 million) for Q3 FY25. Total income benefited from higher revenue driven by an increase in operational capacity, gain on sale of assets, higher wind PLF and increase in external sales from our solar module and cell manufacturing operations, partially offset by revenue loss from sale of assets as part of our capital recycling strategy and lower solar PLF. Total Income includes finance income and fair value change in warrants of INR 1,205 million (US$ 14 million) and gain on sale of assets amounting to INR 4,622 million (US$ 51 million).

Total Income (or total revenue) for Q3 FY26 from external sales of our solar module and cell manufacturing operations was INR 6,663 million (US$ 74 million), which was double the total income from Q3 FY25.

Total Income for the first nine months of FY26 was INR 111,087 million (US$ 1,236 million), compared to INR 75,911 million (US$ 845 million) for the first nine months of FY25. Total income benefited from higher revenue driven by an increase in operational capacity, gain on sale of assets, higher wind PLF and increase in external sales from our solar module and cell manufacturing operations, partially offset by revenue loss from sale of assets as part of our capital recycling strategy and lower solar PLF. Total Income for the first nine months of FY26 includes finance income and fair value change in warrants of INR 3,623 million (US$ 40 million).

Total Income (or total revenue) for the first nine months of FY26 includes external income from our solar module and cell manufacturing operations amounting to INR 30,014 million (US$ 334 million), compared to INR 3,459 million (US$39 million) for the first nine months of FY25.

Raw Materials and Consumables Used (net of change in inventory)

Raw materials and consumables used for Q3 FY26 were INR 3,150 million (US$ 35 million) compared to INR 2,575 million (US$ 29 million) for Q3 FY25. Raw materials and consumables used are primarily attributable to external sales from our solar module and cell manufacturing operations.

Raw materials and consumables used for the first nine months of FY26 were INR 15,448 million (US$ 172 million), compared to INR 3,225 million (US$ 36 million) for the first nine months of FY25. Raw materials and consumables used are primarily attributable to external sales from our solar module and cell manufacturing operations.

Employee Benefits Expense

Employee benefits expense for Q3 FY26 was INR 1,303 million (US$ 15 million), compared to INR 816 million (US$ 9 million) due to an increase in headcount primarily attributable to external sales of our solar module and cell manufacturing operations.

Employee benefits expense for Q3 FY26 includes expense attributable to external sales of our solar module and cell manufacturing operations amounting to INR 400 million (US$ 4 million).

Employee benefits expense for the first nine months of FY26 was INR 4,341 million (US$ 48 million), compared to 3,409 million (US$ 38 million) for the first nine months of FY25, an increase of 27.3%, due to an increase in headcount primarily attributable to external sales from our solar module and cell manufacturing operations.

Employee benefits expense attributable to external sales from our solar module and cell manufacturing operations for the first nine months of FY26 was INR 1,275 million (US$ 14 million), compared to INR 44 million (US$ 0.5 million) for the first nine months of FY25.

Other Expenses

Other Expenses for Q3 FY26 were INR 4,976 million (US$ 55 million), compared to INR 2,612 million (US$ 29 million) for Q3 FY25. The increase was primarily due to expenses related to external sales from our solar module and cell manufacturing operations, higher professional fees, and higher operations and maintenance costs related to MWs commissioned since Q3 FY25.

Other Expenses for Q3 FY26 include expenses attributable to external sales from our solar module and cell manufacturing operations amounting to INR 1,007 million (US$ 11 million).

Other Expenses for the first nine months of FY26 were INR 13,923 million (US$ 155 million), compared to INR 9,119 (US$ 102 million) for the first nine months of FY25. The increase was primarily due to external sales from our solar module and cell manufacturing operations, higher professional fees, and higher operations and maintenance costs in line with increased capacity.

Other Expenses for the first nine months of FY26 include expense attributable to external sales of our solar module and cell manufacturing operations amounting to INR 2,339 million (US$ 26 million), compared to INR 157 million (US$ 2 million) for the first nine months of FY25.

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for Q3 FY26 were INR 15,992 million (US$ 178 million), an increase of 24.2% over Q3 FY25. The increase in finance costs was primarily due to an increase in operational assets from Q3 FY25, and finance costs associated with manufacturing operations.

Finance costs and fair value change in derivative instruments for Q3 FY26 includes expense attributable to external sales from our solar module and cell manufacturing operations amounting to INR 398 million (US$ 4 million).

Finance costs and fair value change in derivative instruments for the first nine months of FY26 were INR 45,771 million (US$ 509 million), an increase of 21.4% over the first nine months of FY25. The increase in finance costs was primarily due to an increase in operational assets from Q3 FY25.

Finance costs for our solar module and cell manufacturing operations for the first nine months of FY26 were INR 1,273 million (US$ 14 million) compared to INR 50 million (US$ 0.6 million) for first nine months of FY25.

Net Profit

The net loss for Q3 FY26 was INR 198 million (US$ 2 million) compared to net loss of INR 3,879 million (US$ 43 million) for Q3 FY25. The decrease in loss is primarily driven by contribution from external sales of our solar module and cell manufacturing operations, gain on sale of assets amounting to INR 4,622 million (US$ 51 million), lower tax incidence, partially offset by an increase in finance costs and higher depreciation.

Net profit for Q3 FY26 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 1,080 million (US$ 12 million).

The net profit for the first nine months of FY26 was INR 9,608 million (US$ 107 million) compared to net profit of INR 1,454 million (US$ 16 million) for the first nine months of FY25, with the increase primarily driven by higher operating revenues, external sales from our solar module and cell manufacturing operations, gain on sale of assets, and lower tax incidence, partially offset by higher scale linked financing costs and depreciation related to projects commissioned from Q3 FY25.

Net profit for the first nine months of FY26 attributable to external sales from our module and cell manufacturing operations amounted to INR 6,847 million (US$ 76 million), compared to INR 423 million (US$ 5 million) for the first nine months of FY25.

Adjusted EBITDA

Adjusted EBITDA for Q3 FY26 was INR 21,381 million (US$ 238 million), compared to INR 13,882 million (US$ 155 million) in Q3 FY25.

Adjusted EBITDA for Q3 FY26 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 2,151 million (US$ 24 million).

Adjusted EBITDA for the first nine months of FY26 was INR 74,840 million (US$ 833 million) compared to INR 57,070 million (US$ 635 million) for the first nine months of FY25.

Adjusted EBIDTA for the first nine months of FY26 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 10,771 million (US$ 120 million), compared to INR 597 (US$ 7 million) for the first nine months of FY25.

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY 26 Guidance

The Company revises its FY26 guidance and expects to complete the construction of 1.8 to 2.4 GWs by the end of FY26. The Company’s Adjusted EBITDA and Cash Flow to Equity guidance for FY26 are subject to weather and resource availability. The Company continues to anticipate net gains in sales of assets, which is part of ReNew’s capital recycling strategy. The Company now expects external sales from our solar module and cell manufacturing to contribute INR 11-13 billion of Adjusted EBITDA in this guidance.

Financial Year	Adjusted EBITDA	Cash Flow to equity (CFe)
FY26	INR 90 – INR 93 billion	INR 14 – INR 17 billion

Cash Flow

Cash generated from operating activities for Q3 FY26 was INR 22,649 million (US$ 252 million), compared to INR 18,486 million (US$ 206 million) for Q3 FY25. The increase was primarily driven by higher operating profit and lower working capital due to decrease in trade receivables, and increase in trade payables, partially offset by increase in inventories and other non-financial liabilities. Cash generated from operating activities for the first nine months of FY26 was INR 63,339 million (US$ 705 million), compared to INR 48,557 million (US$ 540 million) for the first nine months of FY26. The increase was driven primarily by higher operating profit, lower working capital deployment due to increase in trade payables, and decrease in trade receivables, partially offset by increase in inventories and increase in other non-financial assets.

Cash used in investing activities for Q3 FY26 was INR 19,822 million (US$ 221 million), compared to cash used amounting to INR 21,132 million (US$ 235 million) for Q3 FY25. The decrease in cash used was primarily on account of proceeds from disposal of subsidiaries, redemption of deposits and mutual funds having residual maturity of more than 3 months (net of investments), partially offset by higher investment in property, plant and equipment. Cash used in investing activities for the first nine months of FY26 was INR 79,406 million (US$ 884 million), compared to INR 81,572 million (US$ 908 million) used in the first nine months of FY25. The decrease in cash used was mainly on account of lower investment in property, plant and equipment, proceeds from disposal of subsidiaries, partially offset by higher investment in deposits having residual maturity of more than three months and mutual funds (net of redemption).

Cash generated from financing activities for Q3 FY26 was INR 2,325 million (US$ 26 million), compared to cash generated from financing activities of INR 6,143 million (US$ 68 million) in Q3 FY25. The decrease in cash generated was primarily on account of lower proceeds from interest bearing loans and borrowings (net of repayments) partially offset by lower interest paid. Cash generated from financing activities for the first nine months of FY26 was INR 20,118 million (US$ 224 million), compared to INR 27,476 million (US$ 306 million) generated in the first nine months of FY25. The decrease was primarily due to lower proceeds (net of repayments) from interest bearing loans and higher interest paid, partially offset by higher proceeds from issue of shares and instruments issued by subsidiaries.

Capital Expenditure

In Q3 FY26, we commissioned 50 MWs of solar and 238 MWs of wind projects for which our capex was INR 24,957 million (US$ 278 million).

In the first nine months of FY26, we commissioned 751 MWs of solar and 578 MWs of wind projects for which our capex was INR 78,882 million (US$ 878 million).

Liquidity Position

As of December 31, 2025, we had INR 97,558 million (US$ 1,086 million) of cash and cash equivalents, bank balances and investments in liquid funds. This included an aggregate of cash and cash equivalents of INR 44,495 million (US$ 495 million), bank balances other than cash and cash equivalents of INR 38,762 million (US$ 431 million), deposits with maturities of more than 12 months (forming part of other financial assets) of INR 2,248 (US$ 26 million), and investments in liquid funds amounting to INR 12,053 (US$ 134 million).

Net Debt

Net debt as of December 31, 2025, was INR 659,377 million (US$ 7,339 million). Net debt as of December 31, 2025, also includes investment from the joint venture partners for renewable energy projects in the form of convertible debentures amounting to INR 24,795 (US$ 276 million).

Receivables

Total receivables as of December 31, 2025, were INR 23,119 million (US$ 257 million), of which INR 6,240 million (US$ 69 million) was unbilled and others including receivables against external sales from our solar module and cell manufacturing operations. The Daily Sales Outstanding (“DSO”) from our Independent Power Producer ("IPP") business was 66 days as on December 31, 2025, as compared to 72 days as of December 31, 2024, an improvement of 6 days year on year.

Receivables from external sales of our solar module and cell manufacturing operations was INR 2,550 (US$ 28 million). The DSO from our manufacturing operations was 23 days as on December 31, 2025.

Cash Flow to Equity (CFe)

CFe for Q3 FY26 was INR 5,240 million (US$ 58 million) compared to INR 765 million (US$ 9 million) for Q3 FY25 due to higher Adjusted EBITDA partially offset by higher interest and tax paid.

CFe for the first nine months of FY26 was INR 25,150 million (US$ 280 million) compared to INR 16,448 million (US$ 183 million) for the first nine months of FY25 due to higher Adjusted EBITDA partially offset by higher loan repayments and higher interest and tax paid.

Other matters

a)
On January 26, 2026, ReNew announced that on January 22, 2026, it successfully raised US$ 600 million through an oversubscribed offering of 6.5% Senior Secured Green Bonds due 2031 (the “green bonds”). The issuance was made through ReNew’s subsidiary in Gujarat International Finance Tec-City (“GIFT City”), ReNew Treasury IFSC Private Limited, a wholly-owned subsidiary of ReNew Private Limited. The green bonds are guaranteed by ReNew and ReNew Private Limited and will be secured by a security and collateral package similar to the 7.95% Senior Secured Green Bonds (the “Diamond II Bonds”) due 2026 issued on April 28, 2023 by the Company’s wholly-owned subsidiary, Diamond II Limited, including partial asset security equal to 0.5x and total security cover of 1.0x.

The green bonds were issued in a private offering exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), to non-U.S. persons in offshore transactions in accordance with Regulation S under the Securities Act. The green bonds are subject to restrictions on transfer and, unless registered, may only be offered or sold in transactions exempt from or not subject to the registration requirements of the Securities Act and other applicable securities laws.

This marks the first-ever international bond issuance from a GIFT City issuer. The green bonds were issued under ReNew’s Green Financing Framework and have received a Second Party Opinion from DNV, an external consultant. Proceeds will be used in accordance with the framework and primarily to redeem $525 million aggregate principal amount of Diamond II Bonds, making this a debt-neutral transaction and resulting in an interest rate reduction from 7.95% to 6.5% and maturity extension from 2026 to 2031. The green bonds are expected to be rated Ba3 by Moody’s and BB- by Fitch.

b)
On December 02, 2025, ReNew announced that it agreed to sell its Gadag Transmission Limited, approximately 187 circuit kilometers Inter-State Transmission System (ISTS) transmission project in Karnataka. The project is jointly owned by ReNew Transmission Ventures Private Limited (51%), a wholly owned subsidiary of ReNew Private Limited and KNI India (49%), a joint venture between Norfund (Norwegian Climate Investment Fund) and KLP (Norway’s largest pension company).

A definitive agreement for the sale of Gadag Transmission Limited was executed on December 02, 2025, between IndiGrid Infrastructure Trust and ReNew Transmission Ventures Private Limited. The enterprise value of the transaction is approximately US$41 million, excluding cash and working capital adjustments. Additionally, in line with the provisions of the definitive agreements, there will be an earn-out of approximately US$6 million related to Change-in-Law (CIL), payable upon receipt. After the transfer of outstanding debt to the buyer, the transaction is expected to result in a total cash inflow of approximately US$15 million, inclusive of the CIL claim.

The transaction is expected to be concluded by the end of the current fiscal year (FY26).

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and fair value changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing, less (g) share in profit/(loss) of jointly controlled entities (h) finance income and fair value change in derivative instruments, and (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and the value of the business and the platform, and as an indicator of its success in generating an attractive risk-adjusted total return. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 8:30 AM EST (7:00 PM IST) on February 16, 2026. The conference call can be accessed live at: https://edge.media-server.com/mmc/p/m9tykowh or by phone (toll-free) by dialing:

US/Canada: (+1) 855 881 1339

France: (+33) 0800 981 498

Germany: (+49) 0800 182 7617

Hong Kong: (+852) 800 966 806

India: (+91) 0008 0010 08443

Japan: (+81) 005 3116 1281

Singapore: (+65) 800 101 2785

Sweden: (+46) 020 791 959

UK: (+44) 0800 051 8245

Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events.

Notes:

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 89.84 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2025. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results.

The Company’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company outline certain of these risks and uncertainties which may cause actual results to differ. Forward-looking statements should be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~19.2 GW (including 1.5 GW of BESS) on a gross basis as of February 12, 2026, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.5 GW of solar module and 2.5 GW of Solar Cell manufacturing capacity and is expanding its solar cells manufacturing by 4 GW. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X, and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries

ReNew | Anunay Shahi, Nitin Vaid | ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at December 31,
	2025	2025	2025
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	747,066	777,146	8,650
Intangible assets	36,217	34,920	389
Right of use assets	14,506	15,995	178
Investment in jointly controlled entities	381	377	4
Trade receivables	7,528	8,167	91
Investments	1,078	1,338	15
Other financial assets	6,497	5,139	57
Deferred tax assets (net)	7,073	8,595	96
Tax assets	8,770	8,207	91
Contract assets	2,724	3,115	35
Other non-financial assets	9,578	11,730	131
Total non-current assets	841,418	874,729	9,737
Current assets
Inventories	4,164	13,422	149
Trade receivables	16,740	14,952	166
Investments	264	12,053	134
Cash and cash equivalents	40,419	44,495	495
Bank balances other than cash and cash equivalents	40,099	38,762	431
Other financial assets	7,148	21,064	234
Contract assets	108	162	2
Other non-financial assets	5,476	10,497	117
	114,418	155,407	1,730
Assets held for sale	3,963	4,212	47
Total current assets	118,381	159,619	1,777
Total assets	959,799	1,034,348	11,514
Equity and liabilities
Equity
Issued capital	4,808	4,808	54
Share premium	154,204	155,310	1,729
Retained losses	(53,755)	(46,226)	(515)
Other components of equity	7,345	9,723	108
Equity attributable to equity holders of the parent	112,602	123,615	1,375
Non-controlling interests	18,510	18,584	207
Total equity	131,112	142,199	1,582
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	582,307	545,229	6,069
Lease liabilities	8,282	9,477	105
Other financial liabilities	6,576	17,070	190
Provisions	9,484	10,818	120
Deferred tax liabilities (net)	24,481	25,961	289
Other non-financial liabilities	1,122	1,352	15
Total non-current liabilities	632,252	609,907	6,789
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	140,711	211,706	2,356
- Interest accrued	5,405	8,825	98
Lease liabilities	977	1,037	12
Trade payables	8,173	13,788	153
Other financial liabilities	34,754	44,383	494
Tax liabilities (net)	378	1,253	14
Other non-financial liabilities	5,996	1,250	14
	196,394	282,242	3,141
Liabilities directly associated with the assets held for sale	41	—	—
Total current liabilities	196,435	282,242	3,141
Total liabilities	828,687	892,149	9,930
Total equity and liabilities	959,799	1,034,348	11,512

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended December 31,			For the nine months ended December 31,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	18,472	25,140	280	68,018	100,404	1,118
Other operating income	73	311	3	530	659	7
Late payment surcharge from customers	—	—	—	7	—	—
Finance income	1,243	1,141	13	3,567	3,440	38
Other income	1,145	4,716	52	3,265	6,401	71
Change in fair value of warrants	265	64	1	524	183	2
Total income	21,198	31,372	349	75,911	111,087	1,236
Expenses
Raw materials and consumables used	2,575	6,197	69	3,225	18,832	210
Change in inventories of finished goods	—	(3,047)	(34)	—	(3,384)	(38)
Employee benefits expense	816	1,303	15	3,409	4,341	48
Depreciation and amortisation	5,233	6,456	71	15,296	18,787	209
Other expenses	2,612	4,976	55	9,119	13,923	155
Finance costs and fair value change in derivative instruments	12,877	15,992	178	37,689	45,771	509
Total expenses	24,113	31,877	354	68,738	98,270	1,093
Profit / (loss) before share of loss of jointly controlled entities and tax	(2,915)	(505)	(5)	7,173	12,817	143
Share of loss of jointly controlled entities	(31)	—	(0)	(154)	(4)	(0)
Profit / (loss) before tax	(2,946)	(505)	(5)	7,019	12,813	143
Income tax expense
Current tax	(137)	1,311	15	1,220	2,856	32
Deferred tax	1,070	(1,618)	(18)	4,345	349	5
Profit / (loss) for the period	(3,879)	(198)	(2)	1,454	9,608	107
Weighted average number of equity shares in calculating basic earnings per share	362,679,847	364,224,048	364,224,048	362,653,572	363,446,452	363,446,452
Weighted average number of equity shares in calculating diluted earnings per share	365,332,726	370,634,617	370,634,617	366,417,975	372,913,643	372,913,643
Earnings per share
Basic earnings attributable to ordinary equity holders of the Parent	(9.47)	0.16	0.00	2.71	26.00	0.29
Diluted earnings attributable to ordinary equity holders of the Parent	(9.40)	0.16	0.00	2.69	25.34	0.28

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended December 31,			For the nine months ended December 31,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit / (loss) before tax	(2,946)	(505)	(6)	7,019	12,813	143
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	12,609	16,040	179	37,103	45,316	504
Depreciation and amortisation	5,233	6,456	72	15,296	18,787	209
Change in fair value of warrants	(265)	(64)	(1)	(524)	(183)	(2)
Share based payments	195	296	3	1,003	741	8
Interest income	(1,205)	(936)	(10)	(3,512)	(3,198)	(36)
Others	(657)	(3,825)	(43)	(1,071)	(2,995)	(33)
Working capital adjustments:
(Increase) / decrease in trade receivables	4,261	6,794	76	(1,356)	862	10
(Increase) / decrease in inventories	(749)	(7,024)	(78)	(828)	(9,308)	(104)
(Increase) / decrease in other financial assets	474	(220)	(2)	(210)	(1,963)	(22)
(Increase) / decrease in other non-financial assets	(52)	(2,788)	(31)	(2,017)	(5,337)	(59)
(Increase) / decrease in contract assets	(134)	(108)	(1)	(421)	(336)	(4)
Increase / (decrease) in other financial liabilities	2	(3)	(0)	—	—	—
Decrease / (increase) in other non-financial liabilities	696	(607)	(7)	(1,409)	(4,668)	(52)
Decrease / (increase) in in trade payables	1,516	10,714	119	(979)	14,333	160
Cash generated from operations	18,978	24,220	269	48,094	64,864	722
Income tax refund / (paid) (net)	(492)	(1,571)	(17)	463	(1,525)	(17)
Net cash generated from operating activities (a)	18,486	22,649	252	48,557	63,339	705
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(18,886)	(29,667)	(330)	(75,800)	(74,190)	(826)
Sale of property, plant and equipment	(4)	4	—	—	9	0
Investment in deposits having residual maturity more than 3 months and mutual funds	(92,834)	(136,360)	(1,518)	(269,734)	(379,197)	(4,221)
Redemption of deposits having residual maturity more than 3 months and mutual funds	89,768	138,312	1,540	262,226	366,793	4,083
Deferred consideration received	—	—	—	643	—	—
Disposal of subsidiaries, net of cash disposed	—	7,055	79	4	5,648	63
Interest received	842	861	10	2,558	2,179	24
Investment in energy funds	(55)	—	—	(132)	(73)	(1)
Investment in optionally convertible debentures	—	—	—	—	(158)	(2)
Loans given	(24)	(27)	(0)	(148)	(417)	(5)
Investment in jointly controlled entities	61	—	—	(1,189)	—	—
Net cash used in investing activities (b)	(21,132)	(19,822)	(221)	(81,572)	(79,406)	(884)
Cash flows from financing activities
Shares issued during the period	5	112	1	9	516	6
Payment of lease liabilities (including payment of interest expense)	(166)	(314)	(3)	(510)	(603)	(7)
Proceeds from shares issued by subsidiaries	977	—	—	1,116	9,724	108
Dividend paid to non-controlling interest	—	—	—	—	(613)	(7)
Proceeds from interest-bearing loans and borrowings	87,480	94,262	1,049	287,240	289,770	3,225
Repayment of interest-bearing loans and borrowings	(69,088)	(78,806)	(877)	(220,503)	(236,483)	(2,632)
Interest paid (including settlement gain / loss on derivative instruments)	(13,065)	(12,929)	(144)	(39,876)	(42,193)	(470)
Net cash generated from financing activities (c)	6,143	2,325	26	27,476	20,118	224
Net increase/ (decrease) in cash and cash equivalents (a) + (b) + (c)	3,497	5,152	57	(5,539)	4,051	45

Cash and cash equivalents at the beginning of the period	17,985	39,337	438	27,021	40,419	450
Effects of exchange rate changes on cash and cash equivalents	0	6	0	0	25	0
Cash and cash equivalents at the end of the period	21,482	44,495	495	21,482	44,495	495
Components of cash and cash equivalents
Cash and cheque on hand	1	2	0	1	2	0
Balances with banks:
- On current accounts (net of bank overdrafts)	12,516	24,470	273	12,516	24,470	273
- Deposits with original maturity of less than 3 months	8,965	20,023	222	8,965	20,023	222
Total cash and cash equivalents	21,482	44,495	495	21,482	44,495	495

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net profit to Adjusted EBITDA for the periods indicated:

	For the three months ended December 31,			For the nine months ended December 31,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Profit for the period	(3,879)	(198)	(2)	1,454	9,608	107
Less: Finance income	(1,243)	(1,141)	(13)	(3,567)	(3,440)	(38)
Add: Share in loss of jointly controlled entities	31	-	0	154	4	0
Add: Depreciation and amortisation	5,233	6,456	71	15,296	18,787	209
Add: Finance costs and fair value change in derivative instruments	12,877	15,992	178	37,689	45,771	509
Less: Change in fair value of warrants	(265)	(64)	(1)	(524)	(183)	(2)
Add: Income tax expense	933	(307)	(3)	5,565	3,205	37
Add: Share based payment expense and others related to listing	195	643	7	1,003	1,088	12
Adjusted EBITDA	13,882	21,381	238	57,070	74,840	833

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended December 31,			For the nine months ended December 31,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
				(INR)	(INR)	(USD)
Adjusted EBITDA	13,882	21,381	238	57,070	74,840	833
Add: Finance income	1,243	1,141	13	3,567	3,440	38
Less: Interest paid in cash	(9,085)	(10,686)	(119)	(29,396)	(35,473)	(395)
Add: Tax refund/ (paid)	(492)	(1,571)	(17)	463	(1,525)	(17)
Less: Normalised loan repayment	(5,116)	(5,861)	(65)	(15,080)	(17,556)	(195)
Add/ less: Other non-cash items	333	836	9	(176)	1,424	16
Total CFe	765	5,240	58	16,448	25,150	280